Exhibit 12.1

Chesapeake Utilities Corporation and Subsidiaries
Ratio of Earnings to Fixed Charges

For the Three Months Ended March 31,	2006
Income from continuing operations	$6,096,415
Add:
Income taxes	3,926,059
Portion of rents representative of interest factor	78,560
Interest on indebtedness	1,480,161
Amortization of debt discount and expense	13,176
Earnings as adjusted	$11,594,371

Fixed Charges
Portion of rents representative of interest factor	$78,560
Interest on indebtedness	1,480,161
Amortization of debt discount and expense	13,176
Fixed Charges	$1,571,897

Ratio of Earnings to Fixed Charges	7.38